Exhibit 99.3

Condensed interim consolidated financial statements of Liminal BioSciences Inc.

For the quarter and nine months ended September 30, 2021

LIMINAL BIOSCIENCES INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In thousands of Canadian dollars) (Unaudited)

	September 30,	December 31,
	2021	2020

ASSETS
Current assets
Cash	$116,696	$45,075
Accounts receivable and others	1,208	4,081
Inventories	—	9,377
Prepaids	2,469	14,486
Assets of disposal group held for sale (note 3)	14,710	—
Total current assets	135,083	73,019

Other long-term assets	355	1,353
Capital assets (note 4)	5,620	18,791
Right-of-use assets (note 5)	1,735	8,557
Intangible assets (note 6)	4,087	15,492
Deferred tax assets	572	572
Total assets	$147,452	$117,784

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$7,447	$16,835
Current portion of lease liabilities (note 7)	6,092	6,946
Current portion of provisions (note 8)	3,385	—
Current portion of long-term debt (note 10)	2,652	—
Liabilities of disposal group held for sale (note 3)	2,175	—
Total current liabilities	21,751	23,781

Long-term portion of lease liabilities (note 7)	16,183	26,506
Provisions (note 8)	18,455	—
Warrant liability (note 9)	5,005	11,640
Long-term debt (note 10)	38,238	40,532
Other long-term liabilities	99	313
Total liabilities	$99,731	$102,772

EQUITY
Share capital (note 11a)	$977,261	$977,261
Contributed surplus (note 11b)	43,485	39,877
Warrants (note 11c)	95,856	95,856
Accumulated other comprehensive loss	(3,023)	(3,030)
Accumulated other comprehensive income of disposal group held for sale	—	184
Deficit	(1,057,177)	(1,087,049)
Equity attributable to owners of the parent	56,402	23,099
Non-controlling interests	(8,681)	(8,087)
Total equity	47,721	15,012
Total liabilities and equity	$147,452	$117,784

Going concern (note 1), subsequent events (note 14)

The accompanying notes are an integral part of the condensed interim consolidated financial statement

LIMINAL BIOSCIENCES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of Canadian dollars, except per share amounts) (Unaudited)

	Quarter ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Revenues	$170	$202	$405	$440

Expenses
Research and development expenses	4,973	3,285	13,808	11,281
Administration expenses	9,420	7,534	26,108	25,114
Impairments (note 5, 6)	—	—	341	—
Gain on foreign exchange	(1,316)	(97)	(1,623)	(689)
Finance costs	1,876	754	4,709	1,278
Loss on extinguishments of liabilities	11	—	11	—
Change in fair value of financial instruments measured at fair value through profit or loss (note 9)	(5,080)	—	(6,636)	—
Loss from continuing operations before income taxes	$(9,714)	$(11,274)	$(36,313)	$(36,544)

Current income taxes	$—	$—	$—	$(144)
Net loss from continuing operations	$(9,714)	$(11,274)	$(36,313)	$(36,400)

Discontinued operations
Gain on sale of subsidiaries, net of income taxes $nil (note 3)	129,839	—	140,537	—
Loss from discontinued operations, net of income taxes (note 3)	(37,865)	(12,019)	(74,946)	(42,366)
Total income (loss) from discontinued operations	$91,974	$(12,019)	$65,591	$(42,366)
Net income (loss)	$82,260	$(23,293)	$29,278	$(78,766)

Net income (loss) attributable to:
Non-controlling interests - continuing operations	$83	$(195)	$(594)	$(564)
Owners of the parent
- Continuing operations	(9,797)	(11,079)	(35,719)	(35,836)
- Discontinued operations	91,974	(12,019)	65,591	(42,366)
	$82,177	$(23,098)	$29,872	$(78,202)
Net income (loss)	$82,260	$(23,293)	$29,278	$(78,766)

Attributable to the owners of the parent basic and diluted:
From continuing operations	$(0.33)	$(0.47)	$(1.19)	$(1.53)
From discontinued operations	3.07	(0.51)	2.19	(1.80)
Total income (loss) per share	$2.74	$(0.98)	$1.00	$(3.33)
Weighted average number of outstanding shares (in thousands)	29,944	23,591	29,944	23,466

The accompanying notes are an integral part of the condensed interim consolidated financial statements

LIMINAL BIOSCIENCES INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands of Canadian dollars) (Unaudited)

	Quarter ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Net income (loss)	$82,260	(23,293)	$29,278	$(78,766)

Other comprehensive (loss) income
Items that may be subsequently reclassified to profit and loss:
Exchange differences on translation of foreign operations from continuing operations	(50)	48	7	(3)
Exchange differences on translation of foreign operations from discontinued operations	—	(11)	(140)	108
Reclassification of exchange differences on translation of foreign operations sold to consolidated statement of operations (note 3)	—	—	(44)	—
Total other comprehensive (loss) income	$(50)	$37	$(177)	$105
Total comprehensive income (loss)	$82,210	$(23,256)	$29,101	$(78,661)

Total comprehensive income (loss) attributable to:
Non-controlling interests	$83	$(195)	$(594)	$(564)
Owners of the parent
- Continuing operations	(9,847)	(11,031)	(35,712)	(35,839)
- Discontinued operations	91,974	(12,030)	65,407	(42,258)
Total comprehensive income (loss)	$82,210	$(23,256)	$29,101	$(78,661)

The accompanying notes are an integral part of the condensed interim consolidated financial statements

LIMINAL BIOSCIENCES INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands of Canadian dollars) (Unaudited)

	Equity (deficiency) attributable to owners of the parent
	Share capital	Contributed surplus	Warrants	Foreign currency translation reserve	Deficit	Total	Non- controlling interests	Total equity (deficiency)
	$	$	$	$	$	$	$	$
Balance at January 1, 2020	932,951	43,532	95,856	(3,099)	(967,051)	102,189	(7,255)	94,934
Net loss	—	—	—	—	(78,202)	(78,202)	(564)	(78,766)
Foreign currency translation reserve	—	—	—	105	—	105	—	105
Issuance of shares (note 11a)	4,681	—	—	—	—	4,681	—	4,681
Share-based payments expense (note 11b)	—	7,196	—	—	—	7,196	—	7,196
Exercise of stock options (note 11b)	167	(85)	—	—	—	82	—	82
Share-based compensation paid in cash (note 11b)	—	(40)	—	—	—	(40)	—	(40)
Shares issued pursuant to restricted share unit plan (note 11b)	9,764	(9,764)	—	—	—	—	—	—
Share issuance cost	—	—	—	—	(25)	(25)	—	(25)
Balance at September 30, 2020	947,563	40,839	95,856	(2,994)	(1,045,278)	35,986	(7,819)	28,167
Balance as of January 1, 2021	977,261	39,877	95,856	(2,846)	(1,087,049)	23,099	(8,087)	15,012
Net income	—	—	—	—	29,872	29,872	(594)	29,278
Foreign currency translation reserve	—	—	—	(133)	—	(133)	—	(133)
Reclassification of exchange differences on translation of foreign operations to consolidated statement of operations (note 3)	—	—	—	(44)		(44)	—	(44)
Share-based payments expense (note 11b)	—	3,628	—	—	—	3,628	—	3,628
Share-based compensation paid in cash (note 11b)	—	(20)	—	—	—	(20)	—	(20)
Balance at September 30, 2021	977,261	43,485	95,856	(3,023)	(1,057,177)	56,402	(8,681)	47,721

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

LIMINAL BIOSCIENCES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of Canadian dollars) (Unaudited)

Nine months ended September 30	2021	2020
Cash flows used in operating activities
Net loss from continuing operations during the period	$(36,313)	$(36,400)
Net income (loss) from discontinued operations during the period	65,591	(42,366)
Adjustments to reconcile net loss to cash flows used in operating activities:
Finance costs and foreign exchange	2,576	4,553
Loss from disposition of capital and intangible assets	(352)	163
Gain on sale of subsidiaries (note 3)	(140,537)	—
Change in fair value of financial instruments measured at fair value through profit or loss (note 9)	(6,636)	—
Impairment losses (note 6)	363	15
Gain on extinguishments of liabilities	11	(79)
Provision expense (note 8)	21,973	—
Share-based payments expense (note 11b)	3,608	7,156
Depreciation of capital assets (note 4)	1,262	1,926
Depreciation of right-of-use assets (note 5)	888	3,491
Amortization of intangible assets (note 6)	1,431	803
	(86,135)	(60,738)
Change in non-cash working capital items	(676)	11,538
	$(86,811)	$(49,200)
Cash flows used in financing activities
Proceeds from long-term debt (with or without warrants) (notes 10, 11c)	—	31,533
Repayment of principal on long-term debt	—	(165)
Repayment of interest on long-term debt (note 10)	(2,951)	(885)
Exercise of options (note 11b)	—	82
Payments of principal on lease liabilities (note 7)	(3,057)	(5,367)
Payment of interest on lease liabilities (note 7)	(1,019)	(1,620)
Debt, share and warrants issuance costs	(158)	(25)
	$(7,185)	$23,553
Cash flows from (used in) investing activities
Additions to capital assets	(288)	(772)
Additions to intangible assets	(168)	(1,013)
Proceeds from sale of discontinued operations business	166,620	1,175
Transaction costs paid relating to the sale of discontinued operations business	(2,355)	(787)
Proceeds from disposal of capital assets	514	114
Release of restricted cash	165	—
Interest received	61	288
	$164,549	$(995)

Net change in cash and cash equivalents during the period	70,553	(26,642)
Net effect of currency exchange rate on cash and cash equivalents	1,068	1,393
Cash and cash equivalents, beginning of period	45,075	61,285
Cash, end of period	$116,696	$36,036

Cash flows from discontinued operations are presented in note 3.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM FINANCIAL STATEMENTS

(In thousands of Canadian dollars) (Unaudited)

1.	Nature of operations and going concern

Liminal BioSciences Inc. (“Liminal” or “the Company”) is incorporated under the Canada Business Corporations Act and is a publicly traded clinical-stage biotechnology company (Nasdaq symbol: LMNL) focused on discovery and development of novel, small molecule drug candidates for the treatment of patients suffering from fibrotic or inflammatory diseases that have a high unmet medical need. The Company’s lead small molecule product candidate, fezagepras (PBI-4050), has completed the clinical phase of the Phase 1 multi-ascending dose, or MAD, clinical trial and the Company is in the process of evaluating the complete pharmacokinetic (PK) data set from the phase 1 MAD clinical trial. The Company anticipates being positioned to determine the choice of other potential indication(s) for further development of fezagepras following a full analysis of the complete PK data set. In addition, the Company is also currently developing a selective GPR84 antagonist candidate and an oral, selective OXER1 antagonist candidate. The GPR84 and OXER1 antagonist programs are currently at the preclinical stage.

The Company previously operated a segment devoted to the development of plasma-derived therapeutics, leveraging Liminal’s experience in bioseparation technologies used to isolate and purify biopharmaceuticals from human plasma and received approval, from the U.S. Food and Drug Administration or FDA in June 2021 for its plasma-derived product Ryplazim® (plasminogen) or Ryplazim®, a highly purified glu-plasminogen derived from human plasma that acts as a plasminogen replacement therapy for patients deficient in plasminogen protein. The Company has completed the divestment of this segment with the closing of the sale of its subsidiary, Prometic Biotherapeutics Inc, or PBT, in October 2021 and since this sale occurred after the reporting period, certain assets and liabilities have been classified as held for sale in the consolidated statements of financial position at September 30, 2021. These activities are also presented as discontinued operations in the unaudited condensed interim consolidated financial statements for the quarters and the nine months ended September  30, 2021 and 2020, or interim financial statements (note 3).

The Company’s registered office is located at 231 Dundas Street East, Belleville, Ontario, K8N 1E2 and its principal executive office is located at 440, Boul. Armand-Frappier, suite 300, Laval, Québec, Canada, H7V 4B4. Liminal has active business operations in Canada and the United Kingdom.

Structured Alpha LP or SALP is Liminal’s majority and controlling shareholder and is considered Liminal’s parent entity for accounting purposes. Thomvest Asset Management Ltd., or Thomvest, is the general partner of SALP and the ultimate controlling parent, for accounting purposes, of Liminal is The 2003 TIL Settlement.

The interim financial statements are presented in Canadian dollars, $ or CA$, and have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, on a going concern basis, which presumes the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business.

During the nine months ended September 30, 2021, the Company incurred a net loss from continuing operations of $36.3 million ($36.4 million for the nine months ended September 30, 2020) and had negative operating cash flows, including continuing and discontinuing operations, of $86.8 million ($49.2 million for the nine months ended September 30, 2020). At September 30, 2021, the Company had and an accumulated deficit of $1,057.2 million ($1,087.0 million at December 31, 2020) and a working capital of $113.3 million ($49.2 million at December 31, 2020). The September 30, 2021 working capital position reflects the proceeds the Company received as a result of the various transactions it concluded by September 30, 2021, as part of the divestment of the plasma-derived therapeutics segment (note 3).

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM FINANCIAL STATEMENTS

(In thousands of Canadian dollars) (Unaudited)

Considering Liminal’s main activities continue to be related to the preclinical and clinical stage, our cash runway is dependent on the research programs currently underway and those planned to be undertaken in the short term. As the Company is still evaluating the results of the recently completed phase 1 fezagepras MAD clinical trial and the progress of its other research programs, there is, at this time, insufficient information regarding the cost of those research programs for the upcoming 12 months. As such, there is uncertainty whether the Company’s current financial position will be sufficient to fund its operations for at least the next 12 months and it is possible that additional sources of funding will be required during this time.

Additional external financing may include public or private equity offerings, debt financings, strategic collaborations, alliances and licensing arrangements, grant funding or other sources.

Despite the Company’s efforts to obtain the necessary funding and improve profitability of its operations, there can be no assurance of its success in doing so, especially with respect to its access to further funding on acceptable terms, if at all.

These circumstances indicate the existence of a material uncertainty that may cast substantial doubt about the Company’s ability to continue as a going concern. If the Company is unable to secure additional capital, it may be required to curtail its research and development initiatives and take additional measures to reduce costs in order to conserve its cash in amounts sufficient to sustain operations and meet its obligations. These measures could cause significant delays in the Company’s preclinical, clinical and regulatory efforts, which are critical to the realization of its business plan. These interim financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

2.	Significant accounting policies
a)	Accounting framework

These interim financial statements have been prepared in accordance with IAS 34, Interim financial reporting. Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with IFRS, have been omitted or condensed. These interim financial statements should therefore be read in conjunction with the audited annual consolidated financial statements for the year ended December 31, 2020, which have been prepared in accordance with IFRS and which can be found at www.sec.gov/edgar and at www.sedar.com.

These interim financial statements were approved for issue on November 15, 2021 by the Company’s Audit, Risk and Finance committee as delegated by the Board of Directors.

b)	New standards and interpretations adopted

The accounting policies used in these interim financial statements are consistent with those applied by the Company in its December 31, 2020 audited annual consolidated financial statements except for the adoption of the following amendment on January 1, 2021.

Amendment to IFRS 16, Leases or IFRS 16 for COVID-19-Related Rent Concessions - IFRS 16 has been revised to incorporate an amendment issued by the IASB in May 2020. The amendment permits lessees not to assess whether particular COVID-19-related rent concessions are lease modifications and, instead, account for those rent concessions as if they were not lease modifications. In addition, the amendment to IFRS 16 provides specific disclosure requirements regarding COVID-19-related rent concessions. The adoption of this amendment had no impact on the interim financial statements since the Company has not benefited from COVID-19 related rent concessions.

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM FINANCIAL STATEMENTS

(In thousands of Canadian dollars) (Unaudited)

c)	New standards and interpretations not yet adopted

The IFRS accounting standards, amendments, and interpretations that the Company reasonably expects may have a material impact on the disclosures, the financial position or results of operations of the Company when applied at a future date are as follows:

Amendments to IAS 37, Provisions, Contingent Liabilities and Contingent Assets or IAS 37 – IAS 37 has been revised to specify which costs an entity includes in determining the cost of fulfilling a contract for the purpose of assessing whether the contract is onerous. The amendments are effective for annual reporting periods beginning on or after January 1, 2022. The cumulative effect of initially applying the amendment, if any, will be recorded as an adjustment to the opening retained earnings and comparative periods will not be restated. Earlier application is permitted.

Amendment to IFRS 9 Financial Instruments or IFRS 9 - IFRS 9 has been revised to clarify the fees an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. The amendment is effective for annual reporting periods beginning on or after January 1, 2022 and is to be applied to financial liabilities that are modified after the date of adoption. Earlier application is permitted.

Amendments to IAS 1, Presentation of Financial Statements (IAS 1) and IAS 8, Accounting policies, Changes in Accounting Estimates and Errors (IAS 8) - The amendments to IAS 1 require entities to disclose their material accounting policies rather than their significant accounting policies and provides guidance to apply materiality judgments to accounting policy disclosure. The amendments to IAS 8 introduce a definition of accounting estimates and provide clarifications to distinguish accounting policies from accounting estimates. In addition, IAS 1 has been revised to clarify how to classify debt and other liabilities as current or non-current. The amendments help to determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The amendments also include clarifying the classification requirements for debt an entity might settle by converting it into equity. The amendments are applicable retrospectively and is effective for annual reporting periods beginning on or after January 1, 2023 with earlier application permitted.

Amendments to IAS 12, Income taxes (IAS 12) - The amendments to IAS 12 clarify the accounting for deferred tax assets or liabilities arising from a single transaction such as leases, namely that the scope of the recognition exemption no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. The amendments are effective for annual reporting periods beginning on or after January 1, 2023 with earlier application permitted.

The Company is evaluating the impact of these amendments on its financial statements.

d)	Significant accounting judgements and critical accounting estimates

The preparation of the interim consolidated financial statements requires the use of judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and the accompanying disclosures. The uncertainty that is often inherent in these estimates and assumptions could result in material adjustments to assets or liabilities affected in future periods. The significant accounting judgments and critical accounting estimates applied by the Company, disclosed in the audited annual consolidated financial statements for the year ended December 31, 2020, remain unchanged.

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM FINANCIAL STATEMENTS

(In thousands of Canadian dollars) (Unaudited)

3.	Assets and liabilities held for sale and discontinued operations

The Company entered into two share purchase agreements or SPA(s), with Kedrion S.p.A. or Kedrion; during the quarter ended June 30, 2021: the first for the sale of its plasma collection centers operated by Prometic Plasma Resources Inc. and Prometic Plasma Resources USA Inc., and the second for the sale of its Ryplazim® business operated through its subsidiaries Prometic Bioproduction Inc., or PBP, the Company’s plasma-derived therapeutics manufacturing facility and PBT, the holder of the biologics license application or BLA for Ryplazim®. Additionally, the Company’s subsidiary PBT entered into an agreement, during the quarter ended September 30, 2021, with another party for the sale of the Priority Review Voucher, or PRV, it received on June 4, 2021, in conjunction with FDA approval of its BLA. These sales cover the majority of Liminal’s plasma-derived therapeutics segment.

The sale of the plasma collection business was closed on May 21, 2021. Concurrently with the closing of this transaction, the Company entered into an option agreement or Option which granted Kedrion the right to acquire the Ryplazim® business by June 15, 2021 which was subsequently extended to June 22, 2021. The SPA for the Ryplazim® business was signed on June 22, 2021, with the sale of PBP subsequently closing on July 9, 2021. Between the original expiry date of the Option and the sale of PBP, the Company received additional proceeds compensating the Company for the extension of the Option and the operating costs of PBP until that date. On August 6, 2021, PBT, entered into a definitive agreement for the sale of the PRV for proceeds of US$105 million. The sale of the PRV closed on September 28, 2021 with Liminal receiving $130,966 (net of selling costs of $1,891). The sale of PBT closed subsequent to the reporting period covered by this report, on October 15, 2021.

Discontinued operations

Gain on sale of subsidiaries

The details of the gain on sale of subsidiaries during the quarter and nine months ended September 30, 2021 is provided in the table below.

	Quarter ended September 30, 2021	Nine months ended September 30, 2021
Sale of plasma collection business
Proceeds received 1)	$744	$13,570
Less:
Carrying amount of net assets sold	—	10,849
Transaction costs	—	204
Reclassification of foreign currency translation reserve from other comprehensive income into the statement of operations	—	(44)
Gain on sale of plasma collection activities	$744	$2,561

Sale of Ryplazim® business
Proceeds received 1)	$143,966	$153,050
Less:
Carrying amount of net assets sold	12,804	12,804
Transaction costs	2,067	2,270
Gain on sale of Ryplazim® business	$129,095	$137,976
Gain on sale of subsidiaries, net of income taxes $nil	$129,839	$140,537

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM FINANCIAL STATEMENTS

(In thousands of Canadian dollars) (Unaudited)

1)

During the quarter ended September 30, 2021, the Company adjusted the allocation of the proceeds received during the six months ended June 30, 2021 between the sale of the plasma collection business and the Ryplazim® business by $744.

The carrying amounts of the assets and liabilities sold as part of the sale of the plasma collection business and the Ryplazim® business completed as of September 30, 2021 are as follows:

	Plasma collection activities	Ryplazim activities
Accounts receivable	$137	$1,323
Inventories	8,441	4,640
Prepaids	21	338
Other long-term assets	54	50
Capital assets	2,376	9,269
Right-of-use assets	2,000	3,795
Intangible assets	1,092	887
Total assets	$14,121	$20,302

Accounts payable and accrued liabilities	639	2,582
Current portion of lease liabilities	665	986
Long-term portion of lease liabilities	1,968	3,930
Total liabilities	$3,272	$7,498
Net assets sold	$10,849	$12,804

The sale of PBT on October 15, 2021, generated additional proceeds of $6,763, which will be included in the results for the quarter ended December 31, 2021.

In addition to the transactions described above, on September 29, 2021, PBT made an additional payment of $6,357 to PBP for future services to be rendered.

Results and cash flows from discontinued operations

During the quarter ended March 31, 2021, the Company had determined that the plasma collection business met the criteria to be presented as discontinued operations and therefore the results of operations and other comprehensive loss of that disposal group have been presented as discontinued operations since that quarter. Following the signing of the SPA for the Ryplazim® business during the quarter ended June 30, 2021, the results of PBP and PBT have also been presented as discontinued operations since that quarter and as well as the results of Prometic Biotherapeutics Ltd, a subsidiary that was also part of the plasma-derived therapeutics segment but was not sold and which operations will cease. The revenues and costs relating to all the above entities were reclassified and presented retrospectively in the consolidated statements of operations, statement of comprehensive loss for the quarters and nine months ended September 30, 2021 and 2020 and notes to the interim financial statements as discontinued operations. When presenting the result of discontinued operations, certain adjustments are made to past cost allocations if those costs are expected to be retained by the continuing operations. As such, the results from discontinued operations will not equal the historical losses from the plasma-derived therapeutic segment.

Effective with the period ended June 30, 2021, Liminal is no longer presenting segmented information as the Company’s continuing operations all pertain to the small molecule segment.

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM FINANCIAL STATEMENTS

(In thousands of Canadian dollars) (Unaudited)

Previously, on November 25, 2019, the Company sold two subsidiaries in its bioseparations segment, representing the majority of its bioseparations operations and all of the bioseparations revenues. The results of the comparative periods of the business sold have also been presented as discontinued operations, however for the quarter and nine months ended September 30, 2020, the results of this discontinued operation were $nil.

The consolidated statements of cash flows were not restated to present the cash flows from the discontinued operations separately as the Company selected to provide this information in the present note.

The net loss from the discontinued operations for the quarters and nine months ended September 30, 2021 and 2020 are follows:

	Quarter ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Plasma-derived therapeutics segment:
Revenues	$—	$437	$949	$1,842

Expenses
Cost of sales and other production expenses	9	409	1,465	1,513
Research and development expenses 1) 2)	37,672	9,160	70,027	33,984
Administration expenses	140	1,425	2,330	4,368
Impairments	22	—	22	—
Loss (gain) on foreign exchange	2	(20)	(136)	(21)
Finance costs	20	1,482	2,186	4,440
Gain on extinguishment of liabilities	—	—	—	(79)
Current income taxes	—	—	1	3
Loss from discontinued operations, net of income taxes	$(37,865)	$(12,019)	$(74,946)	$(42,366)
1)

The expense relating to an agreement with a contract development and manufacturing organization, or CDMO, which is considered an onerous contract (note 8) is included in research and development expenses for the quarter and nine months ended September 30, 2021.

2)

On September 29, 2021 prior to the closing of the sale of PBT, PBT paid PBP, which is now owned by Kedrion, $39,457 representing 30% of the net proceeds it received from the sale of the PRV, as compensation for past research and development services.

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM FINANCIAL STATEMENTS

(In thousands of Canadian dollars) (Unaudited)

The cash flows from discontinued operations for the nine months ended September 30, 2021 and 2020 are as follows:

	September 30, 2021	September 30, 2020
Bioseparations activities
Cash flows from investing activities	$—	$388
Cash generated during the period	$—	$388

Plasma-derived therapeutic activities
Cash flows from in operating activities 1)	$(41,781)	$6,417
Cash flows used in financing activities	(3,423)	(5,954)
Cash flows from (used) in investing activities	164,625	(666)
Net effect of currency exchange rate on cash	1,257	82
Cash flows generated during the period	$120,678	$(121)
Total cash flows generated from discontinued operations	$120,678	$267

1)

When compiling the cash flows from discontinued operations which include only certain entities from the Liminal group of companies, intra-group cash transfers between entities in the discontinued operations group and those part of continuing activities, for example the funding provided by Liminal to the discontinued operations, are included as part of the operating activities cash flows.

Assets and liabilities held for sale

As a result of the signing of the SPA for the Ryplazim® business, the assets and liabilities of PBT also referred to as the disposal group at September 30, 2021, met the criteria to be classified as held for sale at that date since the sale of PBT closed in October. The Company reclassified all of the assets and liabilities pertaining to the disposal group, whether they were previously classified as current or non-current in the consolidated statements of financial position, under the held for sale lines, presented in the current portion of the consolidated statement of financial position at September 30, 2021.

The major classes of assets, liabilities and accumulated other comprehensive income pertaining to the disposal group and classified as held for sale are as follows:

Accounts receivable	$520
Prepaids	6,422
Capital assets	31
Intangible assets	7,737
Total assets of disposal group held for sale	$14,710

Accounts payable and accrued liabilities	2,128
Current portion of lease liabilities	47
Total liabilities of disposal group held for sale	$2,175

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM FINANCIAL STATEMENTS

(In thousands of Canadian dollars) (Unaudited)

4.	Capital assets

			Production	Furniture and
	Land and	Leasehold	and laboratory	computer
	Buildings	improvements	equipment	equipment	Total
Cost
Balance at January 1, 2021	$4,567	$7,349	$29,904	$3,365	$45,185
Additions	—	—	99	8	107
Disposals	—	(400)	(1,419)	(302)	(2,121)
Sold - discontinued operations (note 3)	—	(6,324)	(21,525)	(2,087)	(29,936)
Effect of foreign exchange differences	—	(107)	(45)	(9)	(161)
Reclassified to assets held for sale (note 3)	—	1	(54)	—	(53)
Balance at September 30, 2021	$4,567	$519	$6,960	$975	$13,021

Accumulated depreciation
Balance at January 1, 2021	$804	$2,901	$20,208	$2,481	$26,394
Depreciation expense	145	258	638	221	1,262
Impairments	—	—	22	—	22
Disposals	—	(400)	(1,236)	(302)	(1,938)
Sold - discontinued operations (note 3)	—	(2,400)	(14,281)	(1,610)	(18,291)
Effect of foreign exchange differences	—	(12)	(8)	(6)	(26)
Reclassified to assets held for sale (note 3)	—	—	(22)	—	(22)
Balance at September 30, 2021	$949	$347	$5,321	$784	$7,401

Carrying amounts
At September 30, 2021	$3,618	$172	$1,639	$191	$5,620
At December 31, 2020	3,763	4,448	9,696	884	18,791

5.	Right-of-use assets

		Production
		and laboratory
	Buildings	equipment	Other	Total
Net book value at January 1, 2021	$8,086	$426	$45	$8,557
Lease modifications and other remeasurements	2	(53)	(2)	(53)
Sold - discontinued operations (note 3)	(5,497)	(272)	(26)	(5,795)
Depreciation expense	(781)	(95)	(12)	(888)
Effect of foreign exchange differences	(75)	(6)	(5)	(86)
Net book value at September 30, 2021	$1,735	$—	$—	$1,735

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM FINANCIAL STATEMENTS

(In thousands of Canadian dollars) (Unaudited)

6.Intangible assets

	Licenses and other rights	Patents	Software	Total
Cost
Balance at January 1, 2021	$162,064	$6,783	$3,306	$172,153
Additions	—	112	(1)	111
Disposals	(1,300)	(12)	(33)	(1,345)
Sold - discontinued operations (note 3)	(1,268)	—	(2,434)	(3,702)
Effect of foreign exchange differences	1	(2)	(19)	(20)
Reclassified to assets held for sale (note 3)	(13,738)	(1,403)	—	(15,141)
Balance at September 30, 2021	$145,759	$5,478	$819	$152,056

Accumulated amortization
Balance at January 1, 2021	$150,528	$4,429	$1,704	$156,661
Amortization expense	148	940	343	1,431
Disposals	(1,298)	(3)	(34)	(1,335)
Sold - discontinued operations (note 3)	(433)	—	(1,290)	(1,723)
Impairments	—	341	—	341
Effect of foreign exchange differences	17	(10)	(9)	(2)
Reclassified to assets held for sale (note 3)	(6,875)	(529)	-	(7,404)
Balance at September 30, 2021	$142,087	$5,168	$714	$147,969

Carrying amounts
At September 30, 2021	$3,672	$310	$105	$4,087
At December 31, 2020	11,536	2,354	1,602	15,492

During the quarter ended June 30, 2021, the Company decided it would not be moving fezagepras into a Phase 2 clinical study in Idiopathic Pulmonary Fibrosis or IPF, and a phase 1a/2b study in hypertriglyceridemia following its analysis of the interim PK results from the ongoing fezagepras MAD clinical trial. As a result of these decisions which were considered impairment indicators, the Company recorded an impairment on the carrying value of the related patents of $341 reducing their value to their estimate recoverable value of $nil. Other fezagepras patents were unaffected by the above decisions.

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM FINANCIAL STATEMENTS

(In thousands of Canadian dollars) (Unaudited)

7.	Lease liabilities

Balance at January 1, 2021	$33,452
Interest expense	3,335
Payments	(4,076)
Derecognized - discontinued operations (note 3)	(7,549)
Lease modification and other remeasurements	(2,588)
Effect of foreign exchange differences	(252)
Reclassified to liabilities held for sale	(47)
Balance at September 30, 2021	$22,275
Less current portion of lease liabilities	(6,092)
Long-term portion of lease liabilities	$16,183

Interest expense on lease liabilities for the quarter and nine months ended September 30, 2021 was $699 and $3,335 ($1,428 and $4,581 for the quarter and nine months ended September 30, 2020) and is included as part of finance costs in the consolidated statement of operations.

On August 12, 2021, the Company gave a notice of early termination of a master services agreement entered into with a CDMO with whom it has a contract pertaining to its former plasma-derived therapeutics business, using the available 5-year early cancellation notification period set forth under the CDMO contract which resulted in a decrease in the term of the contract by 3.8 years. A portion of the commitments under this CDMO contract are accounted for as a lease liability while the non-lease commitment is being accounted for as an onerous contract since June 2021 (note 8). The financial impact of revising the lease term to reflect the effect of exercising the termination option was a decrease in lease liabilities of $2,529 and the gain on this transaction was recorded as part of the loss (gain) from discontinued operations for the quarter and nine months ended September 30, 2021.

8.	Provisions

Initial recognition of provisions at June 30, 2021	$21,928
Increase to provisions during the period	159
Effect of foreign exchange difference	(292)
Interest expense	45
Balance at September 30, 2021	$21,840
Less current portion of provisions	(3,385)
Long-term portion of provisions	$18,455

The Company has a long-term contract with a CDMO for which it has no use as it exits the plasma-derived therapeutics business (note 7). As such, the Company recorded in June 2021, an initial provision for onerous contract for the non-lease portion of the contract calculated as the discounted value of the estimated minimum purchase commitment set forth under the contract using the available 5-year early cancellation notification period. In August 2021, the Company sent the CDMO an early termination notice and adjusted its provision to reflect the revised maturity date of the contract. The payments under the lease and non-lease portions are variable since there is a CAD/USD foreign exchange variation component that affects each portion, however the total annual commitment under the lease remains the same at $9,000 per year. As such, the effects the foreign exchange differences have on the computation of the carrying value of the provision from period to period essentially offset by the opposite variation of the foreign exchange differences on the lease portion, or the lease liability, of this same contract (note 7).

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM FINANCIAL STATEMENTS

(In thousands of Canadian dollars) (Unaudited)

The Company is investigating different avenues to potentially reduce the impact of this contract on its future cash outflows. The increases/decreases in the provision expense is included as part of the net loss from discontinued operations for the quarter and nine months ended September 30, 2021. The gain or losses on foreign exchange and the interest expense recorded on this CDMO contract are included in the results from continuing operations.

9.	Warrant liability

As part of the consideration for the private placement completed on November 3, 2020 where SALP and another investor participated equally, and a subsequent amendment to this private placement agreement on November 25, 2020, the Company issued a total of 7,894,734 warrants that expire on November 3, 2025. Both of these issuances combined are referred to as the November 2020 warrants. Each warrant can be exercised to acquire one common share at an exercise price initially set at US$5.50 and that can be reduced if equity financings are completed at a lower price before its expiry. The November 2020 warrants do not meet the definition of an equity instrument since the exercise price is denominated in US$ which is different than the functional currency of Liminal which is the CA$. Consequently, they are accounted for as a financial instrument, presented as a warrant liability in the consolidated statement of financial position and carried at fair value through profit or loss.

The fair value of the November 2020 warrants was $5,005 and $11,640 at September 30, 2021 and December 31, 2020 respectively. The fair value for the November 2020 warrants held by SALP was $2,502 and $5,820 on those same dates. A gain of $5,080 and $6,636, resulting from the change in fair value of the November 2020 warrants during the quarter ended September 30, 2021 and the nine months ended September 30, 2021, respectively, was recognized in the consolidated statement of operations.

The fair value of the November 2020 warrants on the various dates discussed above was calculated using a Black-Scholes option pricing model in a Monte Carlo simulation in order to evaluate the downward adjustment mechanism to the exercise price. The assumptions used at the different valuation dates are provided in the table below:

	September 30,	December 31,
	2021	2020
Underlying common share fair value (in US$)	$2.31	$4.20
Remaining life until expiry	4.1	4.8
Volatility	52.0%	49.0%
Risk-free interest rate	0.80%	0.34%
Expected dividend rate	—	—
Fair value of a warrant calculated using a Black-Sholes pricing model (in US$)	$0.41	$1.41
Fair value of exercise price adjustment mechanism (in US$)	$0.28	$0.22
Illiquidity discount	28.0%	29.0%
Fair value of a warrant (in US$)	$0.50	$1.16
Fair value of a warrant (in CA$)	$0.63	$1.47

10.	Long-term debt

Balance at January 1, 2021	$40,532
Stated and accreted interest	3,309
Repayment of stated interest	(2,951)
Balance at September 30, 2021	$40,890

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM FINANCIAL STATEMENTS

(In thousands of Canadian dollars) (Unaudited)

At September 30, 2021, the carrying amount of the debt comprised the following loans:

September 30,
2021

First term loan having a principal of $10,000 maturing on April 23, 2024 bearing stated interest of 10% per annum (effective interest rate of 15.05%) 1)	$9,115
Second term loan having a principal of $29,123 maturing on April 23, 2024 bearing stated interest of 10% per annum (effective interest rate of 10.47%) 1)	29,123
Secured convertible debentures having an aggregate principal amount of $2,410 maturing on March 31, 2022 bearing stated interest of 8% per annum (effective interest rate of 8.24%) 2)	2,652
$40,890
Less current portion of long-term debt	(2,652)
Long-term portion of long-term debt	$38,238
1)

The first and second term loans issued under the consolidated loan agreement with SALP are secured by all the assets of the Company and require that certain covenants be respected including maintaining an adjusted working capital ratio.

2)

The secured convertible debentures, or SCD are secured by all the assets of Fairhaven. The Company’s security interest created pursuant to its consolidated loan agreement with SALP, its parent, is subordinated to the security interest on the Fairhaven assets.

At September 30, 2021, the Company was in compliance with all of its covenants under its long-term debt agreements.

11.	Share capital and other equity instruments
a)	Share capital

Changes in the issued and outstanding common shares of the Company during the nine months ended September 30, 2021 and 2020 were as follows:

	September 30, 2021		September 30, 2020
	Number	Amount	Number	Amount
Balance - beginning of period	29,943,839	$977,261	23,313,164	$932,951
Issued to acquire assets	—	—	299,141	4,681
Exercise of stock options (note 11b)	—	—	5,391	167
Shares issued pursuant to a restricted share units plan (note 11b)	144	—	10,355	9,764
Balance - end of period	29,943,983	$977,261	23,628,051	$947,563

b)	Contributed surplus (Share-based payments)

Stock options

For stock options having a CA$ exercise price, the changes in the number of stock options outstanding during the nine months ended September 30, 2021 and 2020 were as follows:

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM FINANCIAL STATEMENTS

(In thousands of Canadian dollars) (Unaudited)

	September 30, 2021		September 30, 2020
		Weighted		Weighted
		average		average
		exercise price		exercise price
	Number	($)	Number	($)
Balance - beginning of period	2,485,555	$18.70	2,209,864	$38.72
Granted	—	—	436,570	14.06
Forfeited	(1,230,039)	14.36	(118,109)	20.19
Exercised	—	—	(5,391)	15.21
Expired	(1,417)	2,458	(1,436)	2,432.79
Repriced - options before repricing	—	—	(1,929,685)	35.14
Repriced - options after repricing	—	—	1,929,685	15.21
Balance - end of period	1,254,099	$20.20	2,521,498	$18.75

For stock options having a US$ exercise price, the changes in the number of stock options outstanding during the nine months ended September 30, 2021 were as follows:

		September 30, 2021
		Weighted
		average
		exercise price
	Number	(in US$)
Balance - beginning of period	305,000	$4.70
Granted	140,000	4.39
Forfeited	(25,000)	4.27
Balance - end of period	420,000	$4.62

In January 2021, 40,000 stock options having an exercise price of US$5.34, of which 20,000 stock options vested immediately and the remaining stock options vest over a period up to one year, were issued to a member of the Board of Directors. In June 2021, 50,000 stock options having an exercise price of US$4.09, of which 25,000 stock options vested immediately and the remaining stock options vest over a period up to one year, were issued to a member of the Board of Directors. In July 2021, 50,000 stock options having an exercise price of US$3.93, of which 12,500 stock options vested on October 1, 2021 and the remaining stock options vest over a period up to one year, were issued to members of the Board of Directors.

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock options at the date of grant. The weighted average inputs into the model and the resulting grant date fair values during the nine months ended September 30, 2021 were as follows:

Expected dividend rate	—
Expected volatility of share price	115.7%
Risk-free interest rate	1.03%
Expected life in years	6.5
Weighted average grant date fair value	$4.69

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM FINANCIAL STATEMENTS

(In thousands of Canadian dollars) (Unaudited)

At September 30, 2021, stock options issued and outstanding denominated in CA$ and US$ by range of exercise price are as follows:

		Weighted average	Weighted		Weighted
Range of exercise		remaining	average		average
price for stock option	Number	contractual life	exercise price	Number	exercise price
issued in CA$	outstanding	(in years)	($)	exercisable	($)
$7.86 - $11.99	50,625	7.9	$11.99	35,625	$11.99
$14.06	182,750	8.7	14.06	112,861	14.06
$15.21	965,364	6.6	15.21	659,490	15.21
$27.00 - $3,070.00	55,360	7.6	134.88	54,940	131.25
	1,254,099	7.0	$20.20	862,916	$22.31
		Weighted average	Weighted		Weighted
Range of exercise		remaining	average		average
price for stock option	Number	contractual life	exercise price	Number	exercise price
issued in US$	outstanding	(in years)	(US$)	exercisable	(US$)
$3.93 - $5.34	400,000	9.1	$4.31	187,500	$4.36
$10.80	20,000	9.0	10.80	5,000	10.80
	420,000	9.1	$4.62	192,500	$4.53

A share-based payment compensation expense of $1,762 and $3,628 was recorded for the stock options for the quarter and nine months ended September 30, 2021 respectively ($2,369 and $7,139 for the quarter and nine months ended September 30, 2020).

Restricted share units

Changes in the number of restricted share units, or RSU outstanding during the nine months ended September 30, 2021 and 2020 were as follows:

	September 30,	September 30,
	2021	2020
Balance - beginning of period	4,216	17,565
Forfeited	(48)	(24)
Released	(144)	(10,355)
Paid in cash	(4,024)	(2,948)
Balance - end of period	—	4,238

There was no share-based payment compensation expense recorded in regards to the RSU during the quarter and nine months ended September 30, 2021.

During the nine months ended September 30, 2021, 4,024 RSU were paid in cash resulting in a reduction to contributed surplus of $20.

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM FINANCIAL STATEMENTS

(In thousands of Canadian dollars) (Unaudited)

Share-based payments expense

The total share-based payments expense, comprising the above-mentioned expenses for stock options and RSU, has been included in the consolidated statements of operations for the quarter and nine months ended September 30, 2021 and 2020 as indicated in the following table:

	Quarter ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Research and development expenses	$290	$742	$727	$2,662
Administration, selling and marketing expenses	1,472	1,455	3,345	4,151
Loss from discontinued operations	—	198	(444)	383
	$1,762	$2,395	$3,628	$7,196

c)	Warrants

There were no changes in the number of warrants having a CA$ exercise price during the nine months ended September 30, 2021 and 2020. At September 30, 2021 and 2020, the number of warrants outstanding by exercise price were as follows:

	September 30, 2021		September 30, 2020
		Weighted		Weighted
		average		average
		exercise price		exercise price
	Number	(CA$)	Number	($)
Balance of warrants - end of period	172,735	$84.33	172,735	$84.33

There were no changes in the number of warrants having a US$ exercise price during the nine months ended September 30, 2021. These are the same warrants presented as a warrant liability (note 9) and they are listed here with the warrants classified as equity instruments, simply so the readers may see all the warrants outstanding together. There were no warrants having a US$ exercise price issued during the nine months ended September 30, 2020. At September 30, 2021, the number of warrants outstanding by exercise price were as follows:

	September 30, 2021
		Weighted
		average
		exercise price
	Number	(US$)
Balance of warrants - end of period	7,894,734	$5.50

At September 30, 2021, the weighted average exercise prices (in CA$ or in US$) and expiry dates for the warrants outstanding are as follows:

	Number	Expiry date	Exercise price ($)
	4,000	January 2023	3,000.00
	168,735	April 2027	15.21
Warrants outstanding with an exercise price in CA$	172,735		$84.33
	Number	Expiry date	Exercise price (US$)
Warrants outstanding with an exercise price in US$	7,894,734	November 2025	$5.50

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM FINANCIAL STATEMENTS

(In thousands of Canadian dollars) (Unaudited)

12.	Government grants

The Company recognized government grants in connection with the Canada Emergency Wage and Rent Subsidy programs from the second quarter of 2020, the commencement of the programs, until it ceased to be eligible to the programs during the second quarter of 2021, following the sale of its plasma collection centers (note 3).

These government grants were recorded as a reduction of salary and rent expenses and are recognized as follows in the consolidated statement of operations:

	Quarter ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Research and development expenses	$—	$281	$512	$741
Administration expenses	—	418	411	1,002
Loss from discontinued operations	2	1,372	3,184	3,273
	$2	$2,071	$4,107	$5,016

13.Related party transactions

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. Details of transactions between the Company and other related parties are disclosed below and in other notes accordingly to the nature of the transactions. All material transactions with and balances owed to SALP are disclosed in notes 9, 10 and in this note.

These transactions have been recorded at the exchange amount, meaning the amount agreed to between the parties.

During the quarter and nine months ended September 30, 2021, the Company recorded an interest expense of $1,065 and $3,156, and paid interest of $1,978 and $2,951, respectively on its loans with its parent, SALP. For the quarter and nine months ended September 30, 2020, the Company recorded an interest expense of $443 and $1,062 and paid interest of $382 and $885, respectively. During the quarter and nine months ended September 30, 2021, the Company also recorded $36 and $181 in legal expenses ($nil for the quarter and nine months ended September 30, 2020), incurred by SALP that it is required to reimburse pursuant to the subscription agreement it signed with SALP on April 14, 2019. On October 1, 2021, the Company entered into a forbearance agreement with SALP and Thomvest to forbear the reimbursement of such legal fees incurred between October 1, 2021 and June 30, 2022, until the latter date.

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM FINANCIAL STATEMENTS

(In thousands of Canadian dollars) (Unaudited)

14.	Subsequent events

Discontinued operations

On October 15, 2021, the Company closed the sale of PBT, the owner of the Ryplazim® BLA, for proceeds of $6,763 (US$5.5 million). This transaction is further discussed in note 3.

Secured convertible debt

On October 20, 2021, the Company exercised its right to convert the entirety of its SCD, having a balance of $2,664 on the conversion date into 1,098,577 common shares of Liminal, using a conversion price of $2.42 (US$1.96) calculated as the volume weighted average trading price of the shares in the 5 days immediately preceding the conversion. Liminal’s conversion right became exercisable upon the occurrence of an event which resulted in the Company having a cash balance over $75,000. The difference between the carrying value of the SCD and the fair value of the common shares issued and recorded in share capital of $2,589, calculated using the closing trading price on the conversion date, was $75 and is recorded as a gain on extinguishment of a liability during the fourth quarter of 2021.

The Company and the parties to the share purchase agreement dated July 17, 2020 entered into an amendment to this agreement in November 2021 to terminate 1) the collective rights of certain sellers to purchase additional SCD issued by the Company for an aggregate principal amount of up to $5,740 with substantially the same terms and conditions as set out in the original SCD and 2) the Company’s right, if the pre-determined events allowing the Company to trigger the conversion of the SCD occur prior to the maturity date, to require certain sellers to purchase additional SCD for an aggregate principal amount of up to $5,740, which would then be converted into common shares.

Legal proceedings

The Company is, in the course of its business, subject to lawsuits and other claims. On April 15, 2019, the Company announced its intention to enter into a series of related arrangements to restructure its outstanding indebtedness, reduce its interest and certain other payment obligations, and raise sufficient cash to build a robust balance-sheet for the next phase of its development (collectively, the “Refinancing Transactions”).

On March 2, 2021, Liminal was served with an action instituted by multiple individual shareholder plaintiffs (the “Plaintiffs”) against Liminal, SALP, Thomvest, Consonance Capital Management LP (“Consonance”), as well the directors (the “Directors”) that were on the Company’s Board on March 31, 2019 or on April 15, 2019 and certain officers of the Company (the “D&Os”, together with Liminal, SALP, Thomvest and Consonance, the “Defendants”). Such action was publicly disclosed on March 24, 2021. On November 2, 2021, Liminal received service of an amended proceeding.

The Plaintiffs’s request in damages has gone from almost $700 million initially to almost $950 million in damages, approximately $905 million of which is based on the loss of future value of the Company’s shares.

The Company believes that the Plaintiffs’ claims are completely without merit and intends to vigorously defend itself. Defense and settlement costs associated with such lawsuits and claims can be substantial, even when these lawsuits and claims have no merit. Due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding could have an adverse effect on the Company’s operating results or financial performance. No provisions have been recorded in the interim financial statements in regards to these claims.